Weaver H. Gaines                                      Ixion Biotechnology, Inc.
Chairman and Chief Executive Officer               9 Progress Boulevard, Box 13
Tel: 386.462.3961                                             Alachua, FL 32615
Fax: 386.418.1583                                         www.ixion-biotech.com
Email: wgaines@ixion-biotech.com


                                         January 2, 2002

Mr. Jon Heimer
Valhallagatan 27
753 34 Uppsala
Sweden

                             Re: Offer of Employment

Dear Jon:

         This is to confirm our offer of employment as Vice President, Product Development, reporting to me as Chairman and CEO, or to the President and COO. Employment will commence on January 2, 2002, and terminate on or before December 31, 2002. Employment may be extended thereafter by mutual consent. A position description is attached.

         Ixion is a late preclinical stage biotechnology company specializing in stem cell proliferation and differentiation and oxalate-related technology, with headquarters and laboratories located in the Progress Corporate Park, Alachua, Florida.

         This  offer  of  employment   is   conditioned   on  your   acceptance,
satisfactory references, approval by the board of Ixion, and a satisfactory test result under subparagraph (e) below, and upon the following additional terms.

         a) Your base salary will be at the annual rate of $62,500, paid every two weeks, subject to withholding for Federal and state taxes required by law. We will also pay a signing bonus of $9,000 upon your arrival.

         b) You will participate in the Company's annual bonus program under which bonus awards at your level may range up to 30% of your base salary, depending on the Company's performance, the Company's financial condition, and other considerations, as determined by the Audit and Benefits Committee of the board of directors. Bonus plan objectives are set by the Chairman and ratified by the Audit and Benefits Committee at their meeting in December 2001 or in March 31, 2002. Plan revisions must also be ratified by the Committee. The 2000-2001 bonus plan is attached to this letter for information purposes.

         (c) In addition, the Company will issue you 5,000 shares of restricted common stock, $0.01 par value, in accordance with our Stock Compensation Plan (worth $42,000 at the current price) and options for 5,000 shares of common stock at an exercise price to be set at the fair market value at the date of grant, pursuant to the terms of the 1994 Stock Option Plan, both effective as ofthe date of approval by the Audit and Benefits Committee of the board. You will be eligible to receive additional options to purchase common stock in accordance with the Stock Option Plan (up to 5,000 shares annually under the resolutions of the Audit & Benefit Committee) and additional shares of restricted stock in accordance with the Stock Compensation Plan.

         (d) You will be bound by the Company's policies on its core values (copy enclosed), scientific misconduct, lab safety, confidentiality, non-competition, the humane care and use of laboratory animals, drug-free workplace, and other matters. The Company has no fixed working hours; however, each employee is encouraged to be present on site during the hours of 10 a.m. to 4 p.m. In connection with our policy of a drug free workplace, we are required by our workers' compensation insurance carrier to arrange for a urine test, at our expense, on or before your reporting for duty. The urine test will test for the presence of barbiturates, amphetamines, cocaine, and certain other contraband substances.

         (e) You will be responsible for compliance with the immigrations laws of the United States, although we will provide documentation and will provide the services of an immigration lawyer at our expense.

         (f) In the event that you are terminated for any reason other than "cause" (gross negligence, reckless disregard for your duties, or conviction of a crime involving moral turpitude), we will pay a net severance payment equal to six months of your then base salary (net of advances, used by unearned vacation, and any other debts due to the Company), plus reasonable moving expenses back to Sweden, and will vest any unvested stock options or grants of restricted securities. Assuming that you are not terminated for cause at any time, and you are terminated or resign on or after December 31, 2002, then the Company will enter into a consulting agreement with you, terminating on the 4th anniversary of such termination or resignation. Such consulting agreement shall be on mutually agreeable terms.

         (g) The Company has agreed to 25 paid days of vacation annually. The Company observes 11 paid holidays annually. Ixion has an employee health plan and workers' compensation insurance, but no disability or other employee benefits. In the event that the Company's employee health plan does not cover health expenses while you or your family are in Sweden during the term of this agreement, the Company will pay the costs of such insurance, containing similar terms as our health insurance plan, covering you and your family while you are overseas. The Company does not have a dental plan, but will pay the costs of non-routine dental services for you or your family in the event of trauma requiring dental care. We expect that we will have a 401(k) (savings and pension) plan by the anticipated date of your arrival. You can accrue up to 12 days of sick leave for each full year of service up to a total of 24 unused days of sick leave. Accrued but untaken vacation (but not accrued sick leave) are paid upon termination.

         (h) We will pay your reasonable moving expenses upon submission of appropriate supporting documentation, and will purchase or rent reasonable furniture and appliances for your use while you are here if you elect not to ship certain household goods. We will pay for two round-trip economy class tickets between the United States and Sweden for each of you and your family members. These tickets are for your relocation to Ixion to commence employment, your permanent return to Sweden on or after December 31, 2002, and for one round trip for summer vacation. Should employment be extended for not less than six months after December 31, 2002, then an additional round trip to Sweden will be reimbursed for use at Christmas, 2002.

         If the terms of this letter are acceptable to you, please execute and return a copy of this letter by four weeks from the date of this letter.

         I look forward to your arrival.

                                                     Sincerely yours,



                                                     Weaver H. Gaines

Accepted:




Jon Heimer

cc: Kimberly A. Ramsey